SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)


                             UNITED STATIONERS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   913004 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Frederick B. Hegi, Jr.
                      750 North St. Paul Street, Suite 1200
                               Dallas, Texas 75201
                                 (214) 720-1313
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to revise notices and communications)


                                 August 17, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box

DAFS02...:\33\78533\0001\1671\SCH9088K.050

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 2
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Mr. Frederick B. Hegi, Jr.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
           NUMBER OF
            SHARES                     142,370
         BENEFICIALLY
           OWNED BY           -------------------------------------------------------------
             EACH              8       SHARED VOTING POWER
           REPORTING
            PERSON                     2,007,692
             WITH             -------------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       142,370
                              -------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       2,007,692

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,150,062
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        11.7%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 2

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 3
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. James T. Callier, Jr.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
           NUMBER OF
            SHARES                      45,234
         BENEFICIALLY
           OWNED BY            -------------------------------------------------------------
             EACH               8       SHARED VOTING POWER
           REPORTING
            PERSON                      1,484,600
             WITH              -------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        45,234
                               -------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,484,600

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,529,834
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.3%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 3

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 4
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. Thomas W. Sturgess
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
           NUMBER OF
            SHARES                          66,092
         BENEFICIALLY
           OWNED BY                -------------------------------------------------------------
             EACH                   8       SHARED VOTING POWER
           REPORTING
            PERSON                          1,512,935
             WITH                  -------------------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            66,092
                                   -------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            1,512,935

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,579,027
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.6%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 4

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 5
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. James A. Johnson
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
           NUMBER OF
            SHARES                          22,832
         BENEFICIALLY
           OWNED BY                -------------------------------------------------------------
             EACH                   8       SHARED VOTING POWER
           REPORTING
            PERSON                          485,116
             WITH                  -------------------------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            22,832
                                   -------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            485,116

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        507,948
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.8%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 5

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 6
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. V. Edward Easterling, Jr.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
           NUMBER OF
            SHARES                      12,649
         BENEFICIALLY
           OWNED BY            -------------------------------------------------------------
             EACH               8       SHARED VOTING POWER
           REPORTING
            PERSON                      485,116
             WITH              -------------------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        12,649
                               -------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        485,116

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        497,765
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.7%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 6

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 7
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

        Mr. Michael B. Decker
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       5,225
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       485,116
             WITH               -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         5,225
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         485,116

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        490,341
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.7%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 7

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 8
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Management Company, L.P.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       1,477,878
             WITH               -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,477,878

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,477,878
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        8.0%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 8

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 9
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Partners, L.P.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       1,477,878
             WITH               -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,477,878

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,477,878
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                                      [ ]

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 22

        8.0%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 9

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 10
--------------------------------------                   ----------------------------------


=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Management Limited, L.L.C.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       485,116
             WITH               -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         485,116

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        485,116
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.6%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 10

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 11
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Management Company II, L.P.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       477,522
             WITH               -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         477,522

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        477,522
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.6%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
=============================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

                                       Page 11

--------------------------------------                   ----------------------------------
        CUSIP No. 913004 10 7                 13D                    Page 12
--------------------------------------                   ----------------------------------

=============================================================================================
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Wingate Partners II, L.P.
---------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                 (a) [ ]
                                                                                 (b) [ ]
---------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
---------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]

---------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY             -------------------------------------------------------------
             EACH                8       SHARED VOTING POWER
           REPORTING
            PERSON                       477,522
             WITH               -------------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                -------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         477,522

---------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        477,522
---------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.6%
---------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
=============================================================================================

        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

   This Amendment No. 13 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission with respect to the acquisition (the "Acquisition") by Associated Holdings, Inc., a Delaware corporation ("Associated") of 17,201,839 shares of the common stock, $0.10 par value ("Common Stock"), of United Stationers Inc., a Delaware corporation (the "Company"), which was effected on March 30, 1995. Immediately following the Acquisition, Associated was merged with and into the Company, and the separate corporate existence of Associated thereafter ceased. Accordingly, the information set forth in the Schedule 14D-1, as amended, of which the Schedule 13D formed a part, relating to the ownership of Associated (and, accordingly, the beneficial ownership of the Company), is hereby further amended as set forth in this Amendment. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 12 to the
Schedule 13D.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Effective as of August 17, 1998, Wingate Partners and Wingate II effected a distribution to their respective limited and general partners in the aggregate amounts of 944,742 and 305,258 shares of Common Stock, respectively. In addition, effective as of August 17, 1998, Wingate Management and Wingate Management II effected pro rata distributions to their respective limited partners in aggregate amounts of 190,457 and 55,615 shares of Common Stock, respectively.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   Following the distributions described in Item 3 above, the Filing Parties may be deemed to beneficially own shares of Common Stock in the following amounts:

   (a)

         (1) Mr. Hegi may be deemed to beneficially own 2,150,062 shares of Common Stock of the Company, representing 11.7% of the outstanding shares of Common Stock. Of such shares, Mr. Hegi has sole voting and dispositive power with respect to 142,370 shares, and shared voting and dispositive power with respect to 2,007,692 shares as a result of the relationships described in paragraph (b)(1) below.

         (2) Mr. Callier may be deemed to beneficially own 1,529,834 shares of Common Stock of the Company, representing 8.3% of the outstanding shares of Common Stock.

   Of such shares, Mr. Callier has sole voting and dispositive power with respect to 45,234 shares, and shared voting and dispositive power with respect to 1,484,600 shares as a result of the relationships described in paragraph (b)(2) below.

         (3) Mr. Sturgess may be deemed to beneficially own 1,579,029 shares of Common Stock of the Company, representing 8.6% of the outstanding shares of Common Stock. Of such shares, Mr. Sturgess has sole voting and dispositive power with respect to 66,092 shares, and shared voting and dispositive power with respect to 1,512,935 shares as a result of the relationships described in paragraph (b)(3) below.

         (4) Mr. Johnson may be deemed to beneficially own 507,948 shares of Common Stock of the Company, representing 2.8% of the outstanding shares of Common Stock. Of such shares, Mr. Johnson has sole voting and dispositive power with respect to 22,832 shares, and shared voting and dispositive power with respect to 485,116 shares as a result of the relationships described in paragraph (b)(4) below.

         (5) Mr. Easterling may be deemed to beneficially own 497,765 shares of Common Stock of the Company, representing 2.7% of the outstanding shares of Common Stock. Of such shares, Mr. Easterling has sole voting and dispositive power with respect to 12,649 shares, and shared voting and dispositive power with respect to 485,116 shares as a result of the relationships described in paragraph (b)(5) below.

         (6) Mr. Decker may be deemed to beneficially own 490,341 shares of Common Stock of the Company, representing 2.7% of the outstanding shares of Common Stock. Of such shares, Mr. Decker has sole voting and dispositive power with respect to 5,225 shares, and shared voting and dispositive power with respect to 485,116 shares as a result of the relationships described in paragraph (b)(6) below.

         (7) Wingate Management may be deemed to beneficially own 1,477,878 shares of Common Stock of the Company, representing 8.0% of the outstanding shares of Common Stock. Of such shares, Wingate Management has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,477,878 shares as a result of the relationships described in paragraph (b)(7) below.

         (8) Wingate Partners may be deemed to beneficially own 1,477,878 shares of Common Stock of the Company, representing 8.0% of the outstanding shares of Common Stock. Of such shares, Wingate Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,477,878 shares as a result of the relationships described in paragraph (b)(8) below.

         (9) Wingate Limited may be deemed to beneficially own 485,116 shares of Common Stock of the Company, representing 2.6% of the outstanding shares of Common Stock. Of such shares, Wingate Limited has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 485,116 shares as a result of the relationships described in paragraph (b)(9) below.

         (10) Wingate Management II may be deemed to beneficially own 477,522 shares of Common Stock of the Company, representing 2.6% of the outstanding shares of Common Stock. Of such shares, Wingate Management II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 477,522 shares as a result of the relationships described in paragraph (b)(10) below.

         (11) Wingate II may be deemed to beneficially own 477,522 shares of Common Stock of the Company, representing 2.6% of the outstanding shares of Common Stock. Of such shares, Wingate II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 477,522 shares as a result of the relationships described in paragraph (b)(11) below.

   (b)

         (1) Of the 142,370 shares of Common Stock for which Mr. Hegi has sole voting and dispositive power, 95,747 of such shares are held of record by Mr. Hegi and 46,623 shares are held in a retirement trust for which Mr. Hegi serves as trustee and is primary beneficiary. Of the 2,007,692 shares of Common Stock for which Mr. Hegi may be deemed to have shared voting and dispositive power, 34,783 of such shares are held of record by Mr. Hegi as trustee of certain trusts for the benefit of unrelated parties, and 1,972,909 of such shares are owned of record by the following entities as follows:
   1,477,878 shares of Common Stock are owned of record by Wingate Partners; 477,522 shares of Common Stock are owned of record by Wingate II, 6,722 shares of Common Stock are owned of record by Wingate Management Corporation, an entity for which Mr. Hegi serves as an executive officer; 3,193 of such shares are held in a family company for which

   Mr. Hegi serves as managing partner; and, 7,594 shares of Common Stock are owned of record by Wingate Limited.

         Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate Partners. Mr. Hegi is a general partner of Wingate Management and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Wingate Management.

         Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Hegi is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

         (2) The 45,234 shares of Common Stock for which Mr. Callier has sole voting and dispositive power are held of record by Mr. Caller. Of the 1,484,600 shares of Common Stock for which Mr. Callier may be deemed to have shared voting and dispositive power, 1,477,878 shares of Common Stock are owned of record by Wingate Partners, and 6,722 shares of Common Stock are owned of record by Wingate Management Corporation, an entity for which Mr. Callier serves as an executive officer.

         Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate Partners. Mr. Callier is a general partner of Wingate Management and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Wingate Management.

         (3) The 66,092 shares of Common Stock for which Mr. Sturgess has sole voting and dispositive power consist of 31,092 shares of Common Stock held of record by Mr. Sturgess, and options to purchase 35,000 shares of Common Stock which are exercisable within 60 days of the date of this Amendment. Of the 1,484,600 shares of Common Stock for which Mr. Sturgess may be deemed to have shared voting and dispositive power: 1,477,878 shares of Common Stock are owned of record by Wingate Partners; and 6,722 shares of Common Stock are owned of record by Wingate Management

   Corporation, an entity for which Mr. Sturgess serves as an executive officer.

         Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate Partners. Mr. Sturgess is a general partner of Wingate Management and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Wingate Management.


         (4) Of the 22,832 shares of Common Stock for which Mr. Johnson has sole voting and dispositive power, 8,932 of such shares are held of record by Mr. Johnson, and 13,900 of such shares are held in a self-directed IRA for the benefit of Mr. Johnson. Of the 485,116 shares of Common Stock for which Mr. Johnson may be deemed to have shared voting and dispositive power, 477,522 of such shares are owned of record by Wingate II, and 7,594 shares of Common Stock are held of record by Wingate Limited.

         Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Johnson is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

         (5) The 12,649 shares of Common Stock for which Mr. Easterling has sole voting and dispositive power are held of record by Mr. Easterling under the name PAT Investments. Of the 485,116 shares of Common Stock for which Mr. Easterling may be deemed to have shared voting and dispositive power, 477,522 shares of Common Stock are owned of record by Wingate II, and 7,594 shares of Common Stock are held of record by Wingate Limited.

         Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Easterling is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

         (6) The 5,225 shares of Common Stock for which Mr. Decker has sole voting and dispositive power are held of record by Mr. Decker. Of the 485,116 shares of Common Stock for which Mr. Decker may be deemed to have shared voting and dispositive power, 477,522 shares of Common Stock are owned of record by Wingate II, and 7,594 shares of Common Stock are held of record by Wingate Limited.

         Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to beneficially own the shares of Common Stock held of record by Wingate II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by Wingate Management II. Mr. Decker is a principal of Wingate Limited and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record and beneficially by Wingate Limited.

         (7) Of the 1,477,878 shares of Common Stock for which Wingate Management may be deemed to have shared voting and dispositive power, none of such shares are held of record by Wingate Management, and 1,477,878 of such shares are held of record by Wingate Partners. Wingate Management is the general partner of Wingate Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by Wingate Partners.

         (8) Of the 1,477,878 shares of Common Stock for which Wingate Partners has shared voting and dispositive power, 1,477,878 of such shares are held of record by Wingate Partners.

         (9) Of the 485,116 shares of Common Stock for which Wingate Limited may be deemed to have shared voting and dispositive power, 7,594 of such shares are held of record by Wingate Limited, and 477,522 of such shares may be deemed to be beneficially owned by Wingate Management II. Wingate Limited is the general partner of Wingate Management II and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Wingate Management II.

         (10) Of the 477,522 shares of Common Stock for which Wingate Management II may be deemed to have shared voting and dispositive power, none of such shares are held of record by Wingate Management II, and 477,522 of such shares are owned of record by Wingate II. Wingate Management II is the general partner of Wingate II and, therefore, may be deemed to be the beneficial owner of the shares held of record by Wingate II.

         (11) Of the 477,522 shares of Common Stock for which Wingate II has shared voting and dispositive power, 477,522 of such shares are held of record by Wingate II.

   (c) See Item 3. In addition to the transactions described in Item 3, on August 13, 1998, James A. Johnson sold 18,477 shares of Common Stock in accordance with Rule 144, and on August 27, 1998, James T. Callier, Jr. sold 42,211 shares of Common Stock.

   (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by Wingate Partners, Wingate II and Wingate Limited described in paragraphs (a) and (b) above is governed by the limited partnership agreements (or, with respect to Wingate Limited, the operating agreement) of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or members interests.

   (e) As a result of the distributions described in Item 3, each of James A. Johnson, V. Edward Easterling, Jr., Michael B. Decker, Wingate II, Wingate Management II and Wingate Limited ceased to beneficially own more than five percent of the Common Stock of the Company.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         Relationships with Respect to the Securities of the Issuer

   The rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by each of Wingate Partners, Wingate II, and Wingate Limited and their respective general and limited partners are governed exclusively by their respective partnership agreements (or, with respect to Wingate Limited, its operating agreement).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 14, 1998       By:   /s/ Frederick B. Hegi, Jr.
 --------------------         -------------------------------------------
     Date                     Name:  Frederick B. Hegi, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 14, 1998       By:   /s/ James T. Callier, Jr.
 --------------------         -------------------------------------------
     Date                     Name:  James T. Callier, Jr.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1998       By:   /s/ Thomas W. Sturgess
 --------------------         -------------------------------------------
     Date                     Name:  Thomas W. Sturgess

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 14, 1998       By:   /s/ James A. Johnson
 --------------------         -------------------------------------------
     Date                     Name:  James A. Johnson

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 14, 1998       By:   /s/ V. Edward Easterling, Jr.
 --------------------         -------------------------------------------
     Date                     Name:  V. Edward Easterling, Jr.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 14, 1998       By:   /s/ Michael B. Decker
 --------------------         -------------------------------------------
     Date                     Name:  Michael B. Decker

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 14, 1998       WINGATE MANAGEMENT COMPANY, L.P.
 --------------------
     Date

                                 By:  /s/ Frederick B. Hegi, Jr.
                                     -------------------------------------
                                     Frederick B. Hegi, Jr.,
                                     General Partner

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 14, 1998       WINGATE PARTNERS, L.P.
 --------------------
     Date
                                 By:   Wingate Management Company,
                                       L.P., General Partner


                                 By:  /s/ Frederick B. Hegi, Jr.
                                     -------------------------------------
                                     Frederick B. Hegi, Jr.,
                                     General Partner

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 14, 1998       WINGATE MANAGEMENT LIMITED, L.L.C.
 --------------------
     Date

                                 By:  /s/ Frederick B. Hegi, Jr.
                                     -------------------------------------
                                     Frederick B. Hegi, Jr.,
                                     Principal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 14, 1998       WINGATE MANAGEMENT COMPANY II, L.P.
 --------------------
     Date
                                 By:   Wingate Management Limited,
                                       L.L.C., General Partner


                                 By: /s/ Frederick B. Hegi, Jr.
                                     -------------------------------------
                                     Frederick B. Hegi, Jr.,
                                     Principal

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 14, 1998       WINGATE PARTNERS II, L.P.
 --------------------
   Date
                                 By:   Wingate Management Company II,
                                       L.P., General Partner

                                 By:   Wingate Management Limited,
                                       L.L.C., General Partner


                                 By: /s/ Frederick B. Hegi, Jr.
                                     -------------------------------------
                                     Frederick B. Hegi, Jr.,
                                     Principal